

June 10, 2010

Mr. Gabriel Blasi
Chief Financial Officer
IRSA Inversiones Y Representaciones Sociedad Anonima
Bolivar 108
(C1091AAQ)Buenos Aires, Argentina

Re: IRSA Inversiones Y Representaciones Sociedad Anonima
Form 20-F for the fiscal year ended June 30, 2009
File No. 1-13542

Dear Mr. Blasi:

We have reviewed your response letter filed on May 7, 2010 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2009

General

1. We note the included acknowledgments at the end of your response letter. Please have an appropriate company officer provide these acknowledgments, place them on company letterhead and Edgarize them as a company correspondence filing.

Financial Statements of IRSA Inversiones y Representaciones S.A. ("IRSA")

Notes to the Consolidated Financial Statements

29. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-65

General

2. We note your response to prior comment 3 and your indication that loan reserves are taken on your mortgage receivables when it is probable that the registrant will be unable to collect all amounts due and you are able to estimate the amount of loss related to mortgage receivables. From your response, it appears that your entire reserve will be based upon a general reserve. Please help us to understand if you individually identify any mortgage receivables for impairment evaluation and what consideration you have given to 310-10-35 of the FASB Accounting Standards Codification. In responding to this comment, please provide the draft disclosure that you propose to add to future filings.

3. We note your response to prior comment 3. As it relates to accounts receivable, please tell us how you considered taking general impairment losses under US GAAP and your consideration of 450-20-25 of the FASB Accounting Standards Codification. If there is a difference between Argentine GAAP and US GAAP, please explain. Finally, your response should provide draft disclosure that you propose to add to future filings.

Financial Statements of Banco Hipotecario S.A.

Minimum Capital Requirements, page F-157

4. We note your response to prior comment 8 which discussed certain business restrictions during the five month non-compliance period related to the bank's shortfall in minimum regulatory capital. Please confirm that you will enhance your disclosures in future filings to discuss the shortfall implications when a shortfall exists during any of the financial statement reporting periods.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant